PSIVIDA LIMITED

ABN 78 009 232 026

NOTICE OF ANNUAL GENERAL MEETING,
EXPLANATORY MEMORANDUM
AND PROXY FORM

Date of Meeting:
Tuesday 15 November 2005

Time of Meeting:
10:00 am

Place of Meeting:
Radisson Plaza Hotel
27 O’Connell Street
Sydney, New South Wales
Australia

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of pSivida Limited (pSivida or Company) will be held at the Radisson Plaza Hotel, 27 O’Connell Street, Sydney, New South Wales on Tuesday 15 November 2005 at 10:00 am (Eastern Daylight Saving Time).

In accordance with Regulation 7.11.37 of the Corporations Act 2001, the directors have determined that, for the purpose of voting at the meeting, members are those persons who are the registered holders of Shares at 7:30am (Eastern Daylight Saving Time) on Monday 14 November 2005.

BUSINESS

Annual Accounts and Reports

To receive and consider the annual financial report of the Company, the Directors’ Report and the Auditor’s Report for the financial year ended 30 June 2005.

Resolution 1 - Approval of Issue of Shares and Options under Merger Agreement

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, the Company approves and authorises the allotment and issue of up to 160,000,000 fully paid ordinary shares (equivalent to 16,000,000 American Depositary Shares) and unquoted options over up to 1,761,760 fully paid ordinary shares (equivalent to 176,176 American Depositary Shares) on the terms and conditions described in the Explanatory Memorandum accompanying this Notice.

Resolution 2 - Approval of Issue of Shares to Control Delivery Systems, Inc Directors and Staff under Retention Agreements

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, and subject to the passing of Resolution 1 in this Notice of Annual General Meeting and the completion of the acquisition by the Company of Control Delivery Systems, Inc, the Company approves and authorises the allotment and issue of fully paid ordinary shares (to be issued as American Depositary Shares ) up to a total value of US$616,124 on the terms and conditions described in the Explanatory Memorandum accompanying this Notice.

Resolution 3 - Election of Dr Paul Ashton as a Director of the Company

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, subject to the passing of Resolution 1 in this Notice of Annual General Meeting and subject to and immediately after the completion of the acquisition by the Company of Control Delivery Systems, Inc, Dr Paul Ashton be elected as a director of the Company.

NOTICE OF ANNUAL GENERAL MEETING

Resolution 4 - Approval of Issue of Options on Acquisition of Control Delivery Systems, Inc to Company Directors under the Company’s Employee Share Option Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, pursuant to and in accordance with Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, and subject to the passing of Resolution 1 in this Notice of Annual General Meeting and the completion of the acquisition by the Company of Control Delivery Systems, Inc, the Company approves and authorises the directors to grant 1,175,000 employee options to the directors and proposed director named below, or their respective nominees, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice, as follows:

Director	Number of Options
Dr Paul Ashton	500,000
Dr Roger Brimblecombe	75,000
Mr Gavin Rezos	600,000

Resolution 5 - Ratification of Previous Issue of 6,650,000 Shares (represented by 665,000 American Depositary Shares) and 66,500 Warrants

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, the Company ratifies the allotment and issue of 6,650,000 fully paid ordinary shares (represented by 665,000 American Depositary Shares) and 66,500 unlisted Warrants on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

Resolution 6 - Ratification of Previous Issue of 66,500 Warrants to Placing Agents

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, the Company ratifies the allotment and issue of 66,500 unlisted Warrants to placing agents, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice, in part payment of the placing agent fees associated with the placement of American Depositary Shares in Resolution 5.

Resolution 7 - Approval of Issue of US$15,000,000 in Subordinated Convertible Notes and Warrants in respect of 633,803 American Depositary Shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

NOTICE OF ANNUAL GENERAL MEETING

That, for the purposes of Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, the Company approves the issue of:

a)	US$15 million in Subordinated Convertible Notes; and
b)	Warrants in respect of 633,803 American Depositary Shares,

in each case on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice.

Resolution 8 - Approval of Issue of Options to Company Directors under the Company’s Employee Share Option Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, pursuant to and in accordance with Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes, the Company approves and authorises the directors to grant 900,000 employee options to the directors named below, or their respective nominees on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice, as follows:

Director	Number of Options
Dr Roger Brimblecombe	300,000
Mr Gavin Rezos	600,000

Resolution 9 - Appointment of Auditor

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, in accordance with section 327B of the Corporations Act 2001 (Cth), Deloitte Touche Tohmatsu be appointed auditor of the Company.

Resolution 10 - Re-Election of Dr David Mazzo as a Director of the Company

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Dr David Mazzo, a director who, having been appointed since the last General Meeting of shareholders, retires in accordance with rule 3.3 of the Company’s constitution, be re-elected as a director of the Company.

Resolution 11 - Re-Election of Mr Michael Rogers as a Director of the Company

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Mr Michael Rogers, a director who, having been appointed since the last General Meeting of shareholders, retires in accordance with rule 3.3 of the Company’s constitution, be re-elected as a director of the Company.

NOTICE OF ANNUAL GENERAL MEETING

Resolution 12 - New Issue of Options to New Directors under the Company’s Employee Share Option Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited, and for all other purposes, subject to the passing of Resolutions 10 and 11 in this Notice of Annual General Meeting, approval is given for the issue of 400,000 employee options to new directors, or their respective nominees, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice, as follows:

Director	Number of Options
Dr David Mazzo	200,000
Mr Michael Rogers	200,000

Resolution 13 - Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, pursuant to and in accordance with section 250R(2) of the Corporations Act 2001 (Cth), the Remuneration Report, as contained within the Directors’ Report, be adopted.

Other Business

To consider any other business brought forward in accordance with the Company’s constitution or the law.

By order of the Board

Aaron Finlay
Company Secretary
10 October 2005

NOTES

The accompanying Explanatory Memorandum forms part of this Notice of Annual General Meeting and should be read in conjunction with it. Terms defined in the Explanatory Memorandum have the same meaning where used in this Notice of Annual General Meeting.

Voting exclusion statements

The Company will disregard any votes cast on the resolutions by the following persons:

Resolution		Persons
1	Approval of Issue of Shares and Options under Merger Agreement
• Any person who may participate in the proposed issue
and any person who may obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) and any associates of those persons; and
• Any person from whom the acquisition of the relevant
interest by the Company is to be made and their associates.

2	Approval of Issue of Shares to Control Delivery Systems, Inc Directors and Staff under Retention Agreements
Any person who may participate in the proposed issue and any person who may obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) and any associates of those persons.

4	Approval of Issue of Options on Acquisition of Control Delivery Systems, Inc to Company Directors under the Company’s Employee Share Option Plan	Any director of the Company and any associate of those directors.
5	Ratification of Previous Issue of 6,650,000 Shares and 66,500 Warrants	Any person who participated in the issue of Shares and Warrants and any associates of those persons.
6	Ratification of Previous Issue of 66,500 Warrants to Placing Agents	Any person who participated in the issue of Warrants and any associates of those persons.
7	Approval of Issue of US$15,000,000 in Subordinated Convertible Notes and Warrants in respect of 633,803 ADSs
Any person who may participate in the proposed issue and any person who may obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) and any associates of those persons.

8	Approval of Issue of Options to Company Directors under the Company’s Employee Share Option Plan	Any director of the Company and any associates of those directors.
12	New Issue of Options to New Directors under the Company’s Employee Share Option Plan	Any director of the Company and any associates of those directors.

NOTES

UNLESS:

•	The vote is cast as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form specifying how the proxy is to vote; or
•	The vote is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY MEMORANDUM

1.	Introduction

This Explanatory Memorandum forms part of the Notice of Annual General Meeting of pSivida Limited and has been prepared to provide the shareholders of pSivida Limited (pSivida or Company) with information in connection with the Annual General Meeting of the Company to be held at the Radisson Plaza Hotel, 27 O’Connell Street, Sydney, New South Wales at 10.00 am (Eastern Daylight Saving Time) on 15 November 2005.

The purpose of this Explanatory Memorandum is to provide shareholders with information that the Board of directors of the Company (“Board”) believes to be material to shareholders in deciding whether or not to approve the resolutions. At the Annual General Meeting, shareholders will be asked to consider resolutions approving:

1.	issue of shares and options under merger agreement;
2.	issue of shares to Control Delivery Systems, Inc directors and staff under retention agreements;
3.	election of Dr Paul Ashton as a director;
4.	issue of Options on acquisition of Control Delivery Systems, Inc to Company directors under the Company’s Employee Share Option Plan;
5.	ratification of previous issue of 6,650,000 Shares and 66,500 Warrants;
6.	ratification of previous issue of 66,500 Warrants to placing agents;
7.	issue of US$15 million in subordinated convertible notes and Warrants in respect of 633,803 American Depositary Shares;
8.	issue of Options to Company directors under the Company’s Employee Share Option Plan;
9.	appointment of auditor;
10.	re-election of Dr David Mazzo as a director;
11.	re-election of Mr Michael Rogers as a director;
12.	issue of Options to new directors under the Company’s Employee Share Option Plan; and
13.	adoption of the Remuneration Report for the year ended 30 June 2005.

Each of the resolutions is an ordinary resolution requiring it to be passed by a simple majority of votes cast by shareholders entitled to vote on the resolution. Further information regarding each of these resolutions is set out below.

This Explanatory Memorandum is an important document, and should be read in its entirety by all shareholders.

2	Resolution 1 - Approval of Issue of Shares and Options under Merger Agreement

Resolution 1 seeks shareholder approval for the allotment and issue of up to 160,000,000 fully paid ordinary shares (equivalent to 16,000,000 American Depositary Shares) and unquoted options over up to 1,761,760 fully paid ordinary shares (equivalent to 176,176 American Depositary Shares) pursuant to the Merger Agreement described below.

EXPLANATORY MEMORANDUM

None of the Directors of the Company has any personal interest in the transactions which are the subject of the Resolution. Each of the Directors voted in favour of putting the Resolution to shareholders for approval and approved the contents of this Explanatory Memorandum. The Directors unanimously recommend that shareholders vote in favour of the Resolution.

2.1	Merger Agreement

On 3 October 2005, the Company entered into an agreement with Control Delivery Systems, Inc (CDS) and pSivida, Inc (Merger Sub), a wholly owned US subsidiary of the Company, under which CDS will be acquired by the Company through a statutory merger of Merger Sub and CDS (Merger) pursuant to US law.

A detailed description of the activities of CDS can be found in the Company’s announcement dated 4 October 2005, a copy of which is attached to the Managing Director’s covering letter to this Notice.

The issue of up to 160,000,000 fully paid ordinary shares (equivalent to 16,000,000 American Depositary Shares) and unquoted options over up to 1,761,760 fully paid ordinary shares (equivalent to 176,176 American Depositary Shares) pursuant to the Merger Agreement will take place on completion of the acquisition, which is anticipated to take place on or about 24 November 2005. In any event, the issue of both Shares and Options must take place no later than 3 months after the date of this Meeting (without a waiver of the relevant listing rule requirement).

The Merger Agreement has been lodged with the US Securities and Exchange Commission and the full text of the agreement is available on their website at www.sec.gov.

At completion under the Merger Agreement, the Merger Sub will be merged with CDS and CDS will become a wholly owned subsidiary of the Company. Each issued and outstanding share of CDS Common Stock and Preferred Stock held by CDS stockholders (other than stock held by certain holders as set out in the Merger Agreement) will be converted into the right to receive a number of American Depositary Shares of the Company (Company ADSs) as follows:

(a)	each share of CDS Preferred Stock will be converted into the right to receive 11.79 Company ADSs (Exchange Ratio for Preferred Stock); and

(b)	each share of CDS Common Stock will be converted into the right to receive a number of Company ADSs issued by the Company equal to the difference between:

(i)	16,000,000 (adjusted so that there would be no fractional interests in a Company ADS); and

(ii)
the product of the Exchange Ratio for Preferred Stock (being 11.79) and the number of shares of CDS Preferred Stock outstanding at effective completion of the Merger (the current figure is 641,642), divided by the number of shares of CDS Common Stock outstanding at effective completion (the current figure is 2,393,847),

EXPLANATORY MEMORANDUM

which results, as of the date of this Notice, in a right to receive 3.52 Company ADSs (Exchange Ratio for Common Stock).

Based on a price of US$6.50 (AU$8.66) per pSivida ADS, the transaction would represent a purchase price of approximately US$104 million (AU$139 million) and an implied market capitalisation of approximately US$251 million (AU$334 million) for the combined company. Cash will be paid in lieu of fractional shares.

Certain stockholders who are not eligible for the private placement of Company ADSs under the Securities Act of 1933 (US) will be entitled to receive a cash payment from the Company instead of Company ADSs issued by the Company. The cash payment will be calculated by reference to the average of the closing price of Company ADSs on the NASDAQ National Market for each of the 10 trading days ending on the trading day that is 4 full trading days prior to the completion date of the Merger Agreement and based on the number of ADSs that the stockholder would otherwise have been entitled to receive under the Merger Agreement as outlined above.

The Merger Agreement provides that if the Company would be required to pay in cash to CDS stockholders as consideration under the Merger Agreement an amount that exceeds a formulaic amount (approximately US$450,000 (AU$590,000) cash) as a result of an increase in the number of stockholders to whom cash must be paid, the Company may elect to register Company ADSs to be issued to all holders of CDS Common Stock and Preferred Stock under the Securities Act of 1933 (US), in which case all shares of CDS Common Stock and Preferred Stock will be converted into the right to receive Company ADSs according to the ratios set out above and no shares of CDS Common Stock or Preferred Stock will be converted into the right to receive cash.

Each Company ADS issued in accordance with the Merger Agreement will represent 10 fully paid ordinary shares (Shares) issued by the Company. The maximum number of Company ADSs that may be issued as consideration under the Merger Agreement is 16,000,000 (the equivalent of 160,000,000 fully paid ordinary shares in the Company) representing approximately 41.5% of the issued capital of the Company, post completion of the CDS acquisition. These Company ADSs will be issued pursuant to the ADS facility established by the Company on NASDAQ in January 2005. The Shares underlying the Company ADSs will rank equally with the Company’s existing Shares.

CDS has approximately 120 stockholders and has 2,393,847 shares of Common Stock and 641,642 shares of Preferred Stock on issue. The 10 largest stockholders of CDS, based on an ADS conversion basis, are:

Essex Woodlands Health Ventures Fund V, LP	13.71%
Bausch & Lomb Incorporated	13.20%
Dr. Paul Ashton	12.10%
St. James Associates LLC	9.28%
T. Rowe Price New Horizons Fund	8.23%
Morgan Stanley Dean Witter Venture Partners IV, LP	6.68%
Brookside Capital Partners Fund, LP	5.48%
Essex Private Placement Fund III-B, LP	4.11%
SMALLCAP World Fund, Inc	4.11%
Anvil Investment Associates, LP	3.43%

EXPLANATORY MEMORANDUM

Following completion of the Merger, CDS stockholders will hold up to 41.5% of the issued capital of the Company. However, no single CDS stockholder (together with its associates) will hold greater than 5.7% of the issued shares of the Company. Essex Woodlands Funds and its associates will hold approximately 5.7% of the issued shares of the Company and Dr Paul Ashton and his associates will hold approximately 1,936,000 ADSs or 5.0% of the issued shares of the Company.

In addition, at completion, each outstanding CDS option will be converted into an option (Option) to acquire the number (rounded down to the nearest whole number) of Company ADSs (and through those ADSs, Shares which are represented by the ADSs) that the holder of such Option would have been entitled to receive under the Merger Agreement had such holder exercised the Option immediately prior to completion. Each such Option will continue on the same terms and conditions, except that it will be exercisable at a price per ADS equal to the aggregate exercise price that would have applied to acquire the CDS Common Stock, divided by the number of ADSs that would be issued if the Option was converted before closing, and the terms and conditions will be varied if necessary to comply with law or the ASX Listing Rules. A summary of the main terms of the Options is set out in Annexure 6.

CDS has 6 optionholders and has Options to purchase 50,050 shares of Common Stock on issue. The Options will be in respect of approximately 0.4% of the total issued Shares in the Company, on a fully diluted basis. The Options will represent 1,761,760 ordinary shares.

The Company will issue the Shares underlying the Company ADSs and the Options on completion of the Merger Agreement. Completion will take place promptly after the satisfaction or waiver of the conditions precedent set out in the Merger Agreement and, subject to those conditions being satisfied or waived, is expected to occur on or about 24 November 2005. Without a waiver from ASX the securities must, in any event, be issued no later than 3 months after the date of the Meeting.

The conditions to the Merger Agreement include the obtaining of approval of the shareholders of the Company and no orders (such as any order made by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth)) prohibiting the acquisition of the ADSs by CDS stockholders. Accordingly, if, for example, the Resolution is not passed by shareholders or an order from the Australian Federal Treasurer is made in respect of the acquisition, completion of the transaction will not occur and the Merger Agreement may be terminated.

EXPLANATORY MEMORANDUM

In summary, if the Merger Agreement is terminated (i) as a result of shareholder approval not being given at this meeting or an adjourned session of this meeting, (ii) as a result of closing not occurring by 31 March 2006 or a later date as provided in the agreement (if shareholder approval has not been given by that time), or (iii) by CDS if an adverse Company recommendation is given, the Company must pay a termination fee of US$1,050,000 to CDS.

The Company is also to pay US$1,050,000 to CDS if CDS terminates the agreement as a result of a willful breach on the part of the Company; and similarly, CDS is to pay US$1,050,000 to the Company if the Company terminates the agreement as a result of a willful breach on the part of CDS.

The Company has also entered into a non-compete agreement with Dr Paul Ashton for a period of up to 2 years, depending on the circumstances of any departure.

As the ADSs are being issued for non-cash consideration, no funds will be raised by the Company from the issue of the ADSs to CDS stockholders. If the Options are exercised, the proceeds from the exercise will be used to augment the Company’s working capital.

Resolution 3 seeks approval for the election of Dr Paul Ashton as a director of the Company, subject to Resolution 1 being passed and the completion of the acquisition of CDS, with effect from completion of the acquisition of CDS.

2.2	CDS Registration Rights Agreement and restriction agreements

The Merger Agreement requires the Company to enter into the CDS Registration Rights Agreement with CDS stockholders at completion of the Merger with CDS stockholders. Under that agreement the Company will agree to file with the US Securities and Exchange Commission a registration statement under the Securities Act of 1933 (US) covering the resale of the Shares represented by the ADSs to be issued pursuant to the Merger Agreement.

The Registration Rights Agreement also sets out trading restrictions on the ADSs. Under the Registration Rights Agreement, CDS stockholders generally agree not to sell or transfer their Shares (or ADSs) for a period of 6 months from the closing of the Merger.

Dr Ashton has separately agreed to a 9 month restriction with respect to 90% of his Shares (or ADSs). pSivida executive directors have agreed to a voluntary 6 month restriction period.

In addition, under the Registration Rights Agreement, CDS stockholders will agree not to offer to sell or transfer the Shares issued to them (including through the Australian Stock Exchange) until the earlier of 12 months after their issue and the date on which the Company lodges a prospectus with ASIC in relation to Shares (the latter is to occur within 6 months after closing).

EXPLANATORY MEMORANDUM

2.3	Pro forma financial statements

The effect of the Merger Agreement on the Company’s consolidated financial statements is set out on the following pages. The pro forma unaudited statement of financial position as at 30 June 2005 and pro forma unaudited statement of financial performance for the year ended 30 June 2005 for the Company and its controlled entities are set out on the following pages.

EXPLANATORY MEMORANDUM

Unaudited Pro forma Statement of Financial Position
As at 30 June 2005

	Consolidated	Adjustments		Pro forma consolidated
	$’000	$’000		$’000
Current Assets
Cash	12,892	(1,793)	(2)	11,099	(1)
Receivables	709	80		789
Other	323	138		461
Total Current Assets	13,924	(1,575)		12,349

Non-Current Assets
Property, plant and equipment	3,274	866		4,140
Intangibles	64,837	145,545		210,382
Total Non-Current Assets	68,111	146,411		214,522
Total Assets	82,035	144,836		226,871

Current Liabilities
Payables	2,017	6,276	(3)	8,293
Provisions	30	-		30
Total Current Liabilities	2,047	6,276		8,323
Total Liabilities	2,047	6,276		8,323
Net Assets	79,988	138,560		218,548

Equity
Contributed equity	107,884	138,560		246,444
Reserves	21	-		21
Accumulated losses	(27,917)	-		(27,917)
Total Equity	79,988	138,560		218,548

(1)	This cash balance does not reflect the US$15 million (AU$20 million) convertible note issue.
(2)	This adjustment reflects both CDS’s cash and total transaction costs.
(3)	Of this amount, US$3 million (approximately AU$4 million) is in relation to deferred revenue, to be amortised through to 30 June 2006.

EXPLANATORY MEMORANDUM

Unaudited Pro forma Statement of Financial Performance
For the year ended 30 June 2005

	Consolidated	Adjustments	Pro forma consolidated
	$’000	$’000	$’000
Revenues from ordinary activities	829	10,792	11,621

Corporate office expenses	(7,667)	(6,539)	(14,206)
Research and development	(8,288)	(2,796)	(11,084)
Interest paid	-	(235)	(235)
Profit / (loss) from ordinary activities before income tax	(15,126)	1,222	(13,904)
Income tax expense relating to ordinary activities	-	-	-
Profit / (loss) from ordinary activities after income tax	(15,126)	1,222	(13,904)
Loss from extraordinary items after income tax benefit	-	-	-
Net profit / (loss)	(15,126)	1,222	(13,904)
Net loss attributable to outside equity interest	399	-	399
Net profit / (loss) attributable to members of the Company	(14,727)	1,222	(13,505)
Increase / (decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations	(350)	-	(350)
Total revenue, expense and valuation adjustments attributable to members of the Company recognised directly in equity	(350)	-	(350)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the Company	(15,077)	1,222	(13,855)

EXPLANATORY MEMORANDUM

Notes to the Pro Forma Financial Statements

a)	Basis of Presentation

These unaudited pro forma consolidated financial statements have been prepared based on A-GAAP and are presented in Australian dollars. A-GAAP differs in certain significant respects from US GAAP. The unaudited financial statement information provided in relation to CDS has been prepared in accordance with US GAAP and at the date of this Notice, the Company has not yet prepared financial statements for CDS in accordance with A-GAAP. The Company is necessarily not yet able to finalise the acquisition accounting for the transaction and these unaudited pro forma financial statements provide an indication only of the combined group as at 30 June 2005 or the results of operations for the year then ended.

b)	Rates of foreign exchange

The rates of foreign exchange adopted in the conversion of the financial statements of CDS are the spot rate at 30 June 2005 with regard to the Pro forma Statement of Financial Position and the average rate for the year ended 30 June 2005 with regard to the Pro forma Statement of Financial Performance.

c)	Purchase Price Allocation

The A-GAAP purchase price of $138,560,000 consisted of 16,000,000 ADSs (the equivalent of 160,000,000 ordinary fully paid shares of the Company) with an estimated fair value of $138,560,000 (US$6.50 / AU$8.66 per ADS). A final determination of required purchase accounting adjustments, including the allocation of the purchase price, has not yet been made. Under A-GAAP, purchase consideration is determined as at the date the shares constituting the consideration are issued, and will therefore change at the time of such issue. Accordingly, the purchase accounting adjustments made in connection with these unaudited pro forma consolidated financial statements are preliminary and have been made solely for the purposes of developing such pro forma consolidated financial statements.

Direct costs of acquisition are estimated at AU$6,650,000, comprising CDS investment bank fees of $2,040,000, CDS legal fees of $1,110,000, other CDS fees of $130,000, pSivida investment bank fees of $2,330,000, pSivida legal fees of $730,000, ASX listing fees of $210,000 and other pSivida expenses of $100,000. Approximately $400,000 of these expenses have already been accrued to payables in CDS’s accounts, and the remainder has been applied to the investment in CDS.

Intangible assets acquired in the acquisition represent the difference between the purchase consideration and the net assets of CDS.

Following is a preliminary estimate of the components and allocation of the A-GAAP purchase price:

EXPLANATORY MEMORANDUM

Item	Total fair value
(AU$’000)

Cash	4,457
Receivables	80
Prepayments	138
Property, plant and equipment	866
Payables	(6,276)
Total	(735)

Consideration	138,560
Direct costs of acquisition	6,250

Intangible assets	145,545

There are no fair value adjustments relating to other assets and liabilities of CDS as the fair value approximates book value due to their short-term nature.

d)	Intangible Assets

The identifiable intangible assets, being licences and patents, are currently not amortised. Amortisation will commence on commercial production of related products over the remaining estimated useful life from the initial acquisition of the intangibles.

Goodwill represents the excess of the purchase consideration over the fair value of identified net assets acquired at the time of acquisition. The goodwill is amortised on a straight line basis from the date of acquisition over the estimated useful life.
No amortisation or depreciation has been recognised in relation to any intangible assets to be recognised as a result of the acquisition of CDS in the Pro forma Statement of Financial Performance.

e)	Pro Forma Adjustments
The following adjustments were applied to pSivida’s historical financial statements to arrive at the pro forma consolidated financial information.

i.	To record the payment of $6,250,000 of direct acquisition costs.

ii.	To record the fair value of identifiable intangible assets acquired. See Note (c).

iii.	To record the fair value of ordinary shares issued by the Company as partial consideration for the acquisition.

iv.	To record the effect on intangible assets acquired of the direct acquisition costs.

EXPLANATORY MEMORANDUM

2.4	Information about CDS

CDS is a private US drug delivery company located near Boston, Massachusetts. It was founded in 1992 and engages in the design, research and development of innovative, sustained-release drug delivery products based on its proprietary delivery technologies:

•
AEON™ systems: a linear drug delivery implantable systems, with controlled delivery over months to years, non-erodible / erodible, and currently employed in two marketed products: RetisertTM and Vitrasert®;

•	CODRUG™ system: a non-linear drug delivery system, with controlled delivery over hours to weeks, polymer-free, bio-erodible, and in early clinical studies.

CDS has a portfolio of products and product candidates which include two approved and marketed products, one Phase III product, and other early-stage product candidates.

CDS:

•	has strategic collaborations with Bausch & Lomb and Alimera Sciences;

•	has 41 patent families, 38 issued patents, including 12 issued US patents, and 210 patent applications pending worldwide;

•	has an experienced management team and state-of-the-art laboratory facilities; and

•
develops sustained-release drug delivery products for severe and chronic eye diseases. Bausch & Lomb recently launched CDS’s Retisert™ ocular implant for uveitis. With partner Chiron Corporation, CDS previously developed and commercialised Vitrasert® for CMV retinitis, now marketed by Bausch & Lomb. CDS’s pipeline also includes Medidur™, an injectable long-term sustained release product in Phase III trials for treatment of DME, being jointly developed with Alimera Sciences.

The directors believe that the key benefits of the Merger will include:

•	significant revenues generated from the sale of existing products;

•	robust product development pipeline with several product candidates in late stage clinical development; and

•	leverage from the synergistic technology platforms of both companies.

The directors believe that the acquisition is an integral part of pSivida’s on-going US growth strategy and will bring additional development and regulatory expertise to pSivida’s management team.

EXPLANATORY MEMORANDUM

2.5	Approvals sought

Listing Rule 7.1 broadly provides that a company may not issue securities equal to more than 15% of the company's issued share capital in any 12 month period without obtaining shareholder approval. The effect of approving this Resolution would be to allow the Company to issue up to 160,000,000 fully paid ordinary shares (represented by 16,000,000 American Depositary Shares), which constitutes approximately 41.5% of the issued capital of the Company post completion of the acquisition, to CDS stockholders without the issue of such number of shares counting towards the number of securities that may be issued under the limit set out in Listing Rule 7.1.

In addition, as noted above, under the CDS Registration Rights Agreement and the restriction agreements referred to in paragraph 2.2 above, the Company and the recipients of the relevant Shares have agreed that certain restrictions will apply to the transfer or other disposal of these Shares. Restrictions of this nature are not uncommon in transactions of this type. The effect of such restrictions is that the Company (and any associates) obtains a technical relevant interest and voting power in respect of the relevant Shares. Even though these interests are technical in nature, to the extent that the interests will exceed 20%, they are strictly only permitted in certain circumstances, including with the approval of a resolution of shareholders passed at a general meeting of the Company in accordance with item 7 of section 611 of the Corporations Act.

Currently, the Company has a relevant interest and voting power in respect of 2.9% of its own Shares by reason of restrictions imposed on the ADSs referred to in Resolution 5, further details of which are set out in paragraph 6. Following the CDS acquisition, that interest may increase to a maximum aggregate of 43.6% (assuming exercise of all of the Options and Warrants referred to in Resolutions 5 and 6). Accordingly, Resolution 1 also seeks approval in respect of the interest arising from the restrictions. Details of the Company's relevant interests in its own Shares arising by reason of the various restriction arrangements referred to in this Explanatory Memorandum are set out in Annexure 7.

The Board of the Company considers that the imposition of the trading restrictions under the Registration Rights Agreement is in the best interests of the Company. The acquisition of the relevant interest by the Company in its own shares will not otherwise affect the conduct of the Company's affairs or business. Accordingly, the Board of the Company considers that the proposal is fair and reasonable to the shareholders of the Company.

3.	Resolution 2 - Approval of Issue of Shares to CDS Directors and Staff under Retention Agreements

Resolution 2 seeks approval for the issue of fully paid ordinary shares (to be issued as ADSs) up to a total value of US$616,124 pursuant to the retention agreements described below.

EXPLANATORY MEMORANDUM

On 29 September 2005 CDS entered into retention agreements, which the Company has agreed to honour, with Dr Paul Ashton, CDS’s President and CEO, Ms Lori Freedman, CDS’s Vice President, Corporate Affairs and General Counsel and Mr Michael Soja, CDS’s Vice President, Chief Financial Officer, under which the Company will provide for amounts owing with the issue of fully paid ordinary shares to be issued as ADSs, on the completion of the Merger Agreement being the subject of Resolution 1.

The granted ADSs will be issued having a fair market value on the date of closing equal to the sum of the currently outstanding amounts owed, being US$110,000 in respect of Dr Paul Ashton; US$132,497 in respect of Ms Lori Freedman; and US$122,497 in respect of Mr Michael Soja and the balance to the remaining CDS staff.

For purposes of this retention agreement, “fair market value” means the average of the closing price of pSivida ADSs on the NASDAQ National Market for each of the 10 trading days ending on the trading day that is 4 full trading days prior to the completion of the Merger Agreement. The number of ADSs to be issued under this Resolution will be equal to US$616,124 divided by this figure.

The directors believe the agreement to be in the best interests of the Company, to retain and align the interests of the existing CDS executive management team while preserving cash reserves.

None of the Directors of the Company has any personal interest in the transactions which are the subject of the Resolution.

The Shares the subject of Resolution 2 will be issued following completion of the CDS acquisition (expected to be on or about 24 November 2005) and, in any event, within 3 months after the date of this meeting. These Shares will rank equally with the Company's existing Shares.

As the Shares will be issued for amounts owing to allottees, no funds will be raised by the Company from this issue.

4.	Resolution 3 - Election of Dr Paul Ashton as a Director of the Company

Resolution 3 seeks approval for the election of Dr Paul Ashton as a director of the Company, subject to Resolution 1 being passed and the completion of the acquisition of CDS, with effect from completion of the acquisition of CDS.

Dr Ashton is the President and Chief Executive Officer of CDS. He was a co-founder of CDS in 1991 and has served as a member of its board of directors since that time. Dr Ashton became CEO in 1996.

As a scientist Dr Ashton is internationally renowned in the field of ocular drug delivery. He has authored over 200 papers and abstracts and, as an inventor, has over 25 issued patents and over 150 patent applications pending. Dr Ashton is one of the inventors of the FDA-approved products, Vitrasert® and Retisert™.

EXPLANATORY MEMORANDUM

Before founding CDS, Dr Ashton was on the faculty of the University of Kentucky. Prior to this he worked at Hoffman-LaRoche. Dr Ashton also served on the faculty of Tufts University for 4 years.

Dr Ashton received a Bachelor of Science in Chemistry from Durham University, England, and a PhD in pharmaceutical science from the University of Wales.

5.	Resolution 4 - Approval of Issue of Options on Acquisition of Control Delivery Systems, Inc to Company Directors under the Company’s Employee Share Option Plan

Resolution 4 seeks shareholder approval for the issue of a total of 1,175,000 Options to Dr Paul Ashton (500,000), Dr Roger Brimblecombe (75,000) and Mr Gavin Rezos (600,000) under the ESOP.

These Options are proposed to be issued as part of the acquisition of CDS and are intended to further incentivise directors and staff towards the unified goals for the pSivida group. A total of 1,850,000 options are to be issued to Directors and staff of the pSivida group as part of this issue.

As shareholder approval has previously been given for the issue of Options under the Company's ESOP (at the AGM in November 2004), approval is only required for the issue to directors of the Company (namely Dr Ashton, Dr Brimblecombe and Mr Rezos) under Listing Rule 10.14.

The Options will be issued for no consideration, with an exercise price representing a 10% premium to the 10 day weighted average Share price prior to the date of the Notice of Meeting. The Options to be issued to directors are subject to various vesting conditions and may be exercised until 30 September 2010.

The Options will be issued shortly after completion of the acquisition of CDS, which is expected to be on or about 24 November 2005 and, in any event, within 3 months of the date of this meeting.

A summary of the general terms and conditions of the Options is set out in Annexure 3 to this Explanatory Memorandum.

As the Options are being issued for no cash consideration, no funds will be raised from the issue. If the Options are exercised, the proceeds from the exercise will be used to augment the Company's working capital.

Details of the impact of the issue of the Options on the capital structure of the Company are set out in the table at 16.2 below.

The Board (excluding Dr Brimblecombe and Mr Rezos) considers the issue of these Options to be reasonable in all of the circumstances, and an appropriate means of rewarding and incentivising the proposed recipients.

EXPLANATORY MEMORANDUM

6.	Resolution 5 - Ratification of Previous Issue of 6,650,000 Shares (represented by 665,000 American Depositary Shares) and 66,500 Warrants

As previously announced to ASX, the Company has recently issued 6,650,000 fully paid ordinary shares represented by 665,000 American Depositary Shares (ADSs) at US$6.50 per ADS (approximately AU$8.61 per ADS), (each ADS representing 10 ordinary Shares) without shareholder approval, utilising its "15% placement capacity" under the Listing Rules.

The ADSs were placed by Hunting Party Securities Ltd and Axiom Capital Management, Inc, both New York based firms, to predominantly US investors (being Absolute Octane Fund Limited, Australian IT Investments Limited, Frank and Lea Davis, Lawrence Dickerson, Christopher and Jill Manning, Kevin McDonough, Gilbert Omenn, Andrew and Sheri Rosen, Fack Family Partners LP, Daryl and Marilyn Schaller, Michael and Jane Smith and Jack Sommer). The placement was structured as a PIPE (Private Investment in Public Equity) under applicable US laws.

The Shares underlying the ADSs were issued credited as fully paid and ranked equally with all other existing Shares from their date of issue. The placement was completed and announced to ASX on 23 August 2005. The ADSs will be tradable on NASDAQ upon filing of a registration statement by the Company with the US Securities and Exchange Commission.

The funds raised by this issue are being used by the Company to further expansion into the United States, in relation to the Company’s visibility on Wall Street, business development activities and particularly the proposed acquisition of CDS. The CDS acquisition will provide, among other benefits, US based premises, state-of-the-art laboratory facilities and experienced staff.

At the same time the Company issued 66,500 Warrants to the same investors. The terms and conditions of the Warrants are summarised in Annexure 1 to this Explanatory Memorandum. In particular, each Warrant is an option to acquire an ADS (representing 10 ordinary shares in the Company) at any time on or before 9 September 2008 for an issue price of US$12.50 per ADS (representing US$1.25 per share). Accordingly, these 66,500 Warrants represent options to acquire a total of 665,000 ordinary shares.

Each Warrant was issued for no additional consideration to the investors who acquired the 665,000 ADSs on a 1 for 10 basis. No application will be made for these Warrants to be quoted on ASX or tradable on NASDAQ.

As the Warrants were issued for no consideration, no funds were raised from the issue. If the Warrants are exercised, the proceeds from the exercise will be used to augment the Company's working capital.

The investors to whom these Shares and Warrants were issued have agreed not to offer to transfer or otherwise dispose of the Shares or ADRs or Warrants issued to them in Australia at any time before the earlier of 12 months after their issue and the date on which the Company lodges a prospectus with ASIC relating to fully paid ordinary shares of the Company.

EXPLANATORY MEMORANDUM

The effect of approving Resolutions 5 and 6 is to restore the Company’s maximum discretionary power to issue further equity securities up to 15% of the number of issued Shares of the Company without requiring shareholder approval, pursuant to Listing Rule 7.4 of the ASX Listing Rules.

7.	Resolution 6 - Ratification of Previous Issue of 66,500 Warrants to Placing Agents

Resolution 6 seeks ratification of the issue of 66,500 Warrants to the following placing agents in part payment of the placing agent fees associated with the placement of American Depositary Shares referred to in Resolution 5:

Agent	Number of Warrants
Axiom Capital Management, Inc	4,025
Mr Scott Livingston as nominee for Axiom Capital Management, Inc	7,475
Hunting Party Securities Limited	55,000

The Warrants were issued on 9 September 2005 for no cash consideration. The terms and conditions of the Warrants are summarised in Annexure 2 to this Explanatory Memorandum. In particular, each warrant is an option to acquire an ADS (representing 10 ordinary shares in the Company) at any time on or before 9 September 2008 for an issue price of US$12.50 per ADS (representing US$1.25 per share). Accordingly, the 66,500 Warrants represent options to acquire a total of 665,000 ordinary shares.

As the Warrants were issued for no cash consideration, no funds were raised from the issue. If the Warrants are exercised, the proceeds from the exercise will be used to augment the Company's working capital.

The effect of approving Resolutions 5 and 6 is to restore the Company’s maximum discretionary power to issue further equity securities up to 15% of the number of issued Shares of the Company without requiring shareholder approval, pursuant to Listing Rule 7.4 of the ASX Listing Rules.

8.	Resolution 7 - Approval of Issue of US$15,000,000 in Subordinated Convertible Notes and Warrants in respect of 633,803 ADSs

Resolution 7 seeks shareholder approval for the issue of subordinated convertible notes (Notes) with a face value of US$1.00 to raise a total of US$15 million (AU$20 million), and the issue of Warrants in respect of 633,803 ADSs for no additional consideration.

EXPLANATORY MEMORANDUM

8.1	Overview

Notes and Warrants are proposed to be issued to Castlerigg Investments. Sandell Asset Management Corporation is a biotech specialist and acts as investment advisor to Castlerigg Investments, a New York based institutional accredited investor (Investor) with more than US$4 billion in assets under management. The Note purchase price is equal to US$1.00 for each US$1.00 of principal amount of Notes to be purchased by the Investor. The Investor is also to receive Warrants representing up to a number of ADSs equal to 633,803 for no additional consideration. The total amount to be raised on issue of the Notes and Warrants is US$15 million.

The funds raised by the convertible note will be used by the Company to provide necessary working capital and funding for the further development of the clinical trials being conducted in relation to the development of BrachySil™ and in particular the advancement of trials in connection with the pancreatic indication of BrachySil™. As the Warrants are being issued for no cash consideration, no funds will be raised from the issue. If the Warrants are exercised, the proceeds from the exercise will be used to augment the Company’s working capital.

Subject to the terms under which the issue price of the Shares to be issued on conversion of a Note may be reduced, the maximum number of Shares which may be issued if all of the Notes were converted is 21,126,760, to be represented by 2,112,676 ADSs. That number represents approximately 9.3% of the total number of Shares currently on issue, or 5.2% of the total shares on issue post completion of the CDS acquisition and this financing.

Subject to the terms under which the exercise price of a Warrant may be adjusted, the maximum number of Shares which may be issued if all of the Warrants were exercised is 6,338,030, to be represented by 633,803 ADSs. That number represents approximately 2.8% of the total number of Shares currently on issue, or 1.6% of the total shares on issue post completion of the CDS acquisition.

If the issue is approved by shareholders (and the other conditions precedent to the issue are satisfied), the Company presently intends to issue the Notes and Warrants on 16 November 2005. In any event, the Notes and Warrants are to be issued no later than 3 months after the date of this Meeting (unless a waiver of the relevant Listing Rule is obtained).

The Notes and Warrants will be freely transferable, but the Company does not intend to apply for quotation of the Notes or Warrants on ASX, NASDAQ or any other exchange.

The Shares to be issued on conversion of a Note, by way of interest on a Note, or on the exercise of a Warrant will rank equally in all respects with the Company's then existing Shares. The Company must apply for quotation of such Shares on ASX and such Shares are to be represented by ADSs.

EXPLANATORY MEMORANDUM

8.2	Securities Purchase Agreement

The Company and the Investor entered into a Securities Purchase Agreement on 5 October 2005. Closing of the issue of Notes and Warrants is subject to the fulfillment or waiver of specified conditions.

Under this agreement, the Company has agreed not to issue any securities before 14 February 2006, except pursuant to the conversion of existing convertible securities, Options or Warrants or as contemplated in Resolutions 1, 5 and 6.

The Company has further agreed not to issue any further securities for 2 years after the date of issue of the Notes and Warrants (other than pursuant to certain permitted issues) unless the Investors are offered to subscribe for at least 50% of the securities to be offered on the same terms as the securities are to be offered to any other person. An example of a permitted issue is a firm commitment underwritten offering of more than US$25 million.

Under this agreement, the Company covenants, among other things, to continue to file reports with the US Securities and Exchange Commission, to keep its securities listed on specified exchanges or quotation systems, and not to undertake certain types of dilutive securities issues.

In addition, the Investor has agreed not to transfer or dispose of any Notes, Warrants, ADSs or any Shares underlying any such securities within 12 months after the relevant date of issue to an Australian resident or person within Australia, unless the disposal does not require a disclosure document under Chapter 6 of the Corporations Act (and the transferee has given the Investor a binding undertaking on the terms outlined in this paragraph), or, in the case of ADSs issued upon exercise of a Warrant, a Registration Statement is not available for resale of such ADSs (in which case, the Company will issue a "cleansing statement" in accordance with section 708A(5) of the Corporations Act).

8.3	Notes

The Note has been lodged with the US Securities and Exchange Commission and the full text of the Note is available on their website at www.sec.gov. A short summary of the terms of the Notes follows:

•	Each Note will have a face value of US$1.00

•
The Notes may be converted by the holder into Shares (represented by ADSs) at any time prior to the third anniversary of the date of issue of the Notes. The number of Shares to be issued on conversion of Notes is to be calculated by dividing the face value of the Notes to be converted (and any accrued but unpaid interest on those Notes) by the issue price of the Shares (rounded up to the nearest 10 Shares)

•
The conversion price will initially be US$7.10 per ADS (or US$0.71 per Share) and may be adjusted under certain circumstances, including in the event the Company issues securities at a lower price than the price at which the Notes may be converted

EXPLANATORY MEMORANDUM

•	The Notes mature 3 years after they are issued and bear interest at the rate of 8% per annum

•	Under certain circumstances, the Company may make interest payments in the form of ADSs

•
The Notes contain certain events of default which allow the Investor to accelerate the maturity of the Notes and permit the Investor to force payment of the Note in the event of a change of control of the Company

•
The Company has the right, in certain specified circumstances, to force the Investor to convert the Notes into ADSs, including if the ADSs are trading at 200% of the conversion price during a specified period

•
The Investor has the right to require the Company to prepay one-third of the Notes at the 12, 18 and 24 month anniversary of the issuance of the Notes under certain circumstances, including if the ADSs are trading below the conversion price during a specified period

•	The Notes contain various negative covenants, including limitations on the incurrence of debt and liens, and the maintenance of certain cash levels

Annexure 5 sets out the terms of the Notes in further detail.

8.4	Warrants

The following is a summary of the Warrant terms:

•	The Warrants constitute transferable options to acquire ADSs at any time on or before the sixth anniversary of the issue of the Warrant

•
The exercise price of each Warrant is US$7.20 (representing US$0.72 per Share) and may be adjusted under certain circumstances, including in the event the Company issues securities at a lower price than the price at which the Notes may be converted

•
If a Registration Statement covering the ADSs is not available for resale of the ADSs, then the Investor may exercise the Warrant in the form of ADSs or Shares, and the Company will issue a "cleansing notice" in accordance with section 708A(5) of the Corporations Act. However, if after the 2nd anniversary of the Issuance Date, the total number of Ordinary Shares that trades on the ASX is less than either an average of 50,000 Common Shares or a weighted average trading price of at least US$50,000 on each day during any two month period, the Company will once again be subject to the terms of the Registration Rights Agreement as to the Warrant Shares

EXPLANATORY MEMORANDUM

•
There is a limit of 4.99% in respect of an Investor and its affiliates’ beneficial ownership in Shares, which may prevent it from exercise of part of the Warrant (this limit may be changed by the Investor)

•	The exercise price may be adjusted in accordance with a formula which is substantially the same as the formula contained in ASX Listing Rule 6.22.2, if there is a pro rata issue to holders of Shares

•	Subject to the Listing Rules, other adjustments may be made upon a bonus issue to holders of Shares or the reorganisation of the capital of the Company

•
If there is a fundamental transaction (such as a transaction which involves a change in control of the Company or a transfer of substantially all of its assets) the Company will use its best endeavours to procure that the successor entity assumes all of the obligations of the Company under the Warrant

8.5	Registration Rights Agreement

The Company will enter into a Registration Rights Agreement with the Investor upon closing of the issue of Notes and Warrants. Under that agreement the Company will agree to file with the US Securities and Exchange Commission a registration statement under the US Securities Act of 1933 covering the resale of the Shares (represented by ADSs) to be issued on conversion of the Notes, by way of interest on the Notes and on the exercise of the Warrants.

The purpose of the registration statement is to facilitate the quotation of the ADSs relating to those Shares on NASDAQ and the re-sale of those Shares in the United States.

8.6	Approval sought and consequences of not obtaining approval

Under the Securities Purchase Agreement, the Company's obligation to issue the Notes and Warrants is conditional on the shareholders of the Company approving their issue and the acquisition referred to in Resolution 1. The Company is to hold a meeting to seek such approval by 15 November 2005 (being the date of this Annual General Meeting), but if such approval is not obtained by that date, the Investor may require the Company to cause two further general meetings to be held every 6 months after that date until such approval is obtained.

Notwithstanding the above, if approval is not obtained at this meeting, the Investor may require the Company to issue to it the maximum number of Notes and Warrants which the Company may issue to it without shareholder approval. That number is not currently capable of calculation since it depends in part on the extent to which the other resolutions set out in this Notice of Meeting are passed.

Approval of the issue of the Notes and Warrants is sought for the purposes of Listing Rule 7.1 because, as mentioned in paragraph 2.5, a company may not issue securities equal to more than 15% of the company's issued share capital in any 12 month period without obtaining shareholder approval.

EXPLANATORY MEMORANDUM

In addition, as discussed in paragraph 2.5, the Company may acquire a technical relevant interest in its own Shares as a result of agreements to restrict disposal of those shares. Accordingly, since there will be restrictions on disposal of the Shares issued on conversion of the Notes, payment of interest and the exercise of the Warrants (see paragraph 8.2), approval is also sought in respect of the restriction for the purposes of item 7 in section 611 of the Corporations Act. See Annexure 7 for details of the Company's relevant interests arising from the various restriction arrangements referred to in this Explanatory Memorandum.

9.	Resolution 8 - Approval of Issue of Options to Company Directors under the Company’s Employee Share Option Plan

Resolution 8 seeks shareholder approval for the issue of a total of 900,000 Options to Dr Roger Brimblecombe (300,000) and Mr Gavin Rezos (600,000) under the ESOP, as previously announced to ASX on 22 April 2005.

The issue of these Options was proposed as part of the annual staff review process, in which 4,417,000 Options were issued to directors and staff to incentivise directors and staff towards the unified goals of the pSivida group.

As shareholder approval has previously been given for the issue of Options under the Company's ESOP (at the AGM in November 2004), approval is only required for the issue to directors of the Company (namely Dr Brimblecombe and Mr Rezos) under Listing Rule 10.14.

The Options will be issued for no consideration, with an exercise price of $0.80 per Share, representing a 10% premium to the previous day’s closing price at the date the Options were announced. The Options are subject to a 12 month vesting period from the time of the announcement, and may be exercised until 31 March 2010.

The Options will be issued shortly after the Meeting.

A summary of the general terms and conditions of the Options is set out in Annexure 3 to this Explanatory Memorandum.

As the Options are being issued for no cash consideration, no funds will be raised from the issue. If the Options are exercised, the proceeds from the exercise will be used to augment the Company's working capital.

Details of the impact of the issue of the Options on the capital structure of the Company are set out in the table at 16.2 below.

10.	Resolution 9 - Appointment of Auditor

Resolution 9 seeks shareholder approval for the appointment of Deloitte Touche Tohmatsu as auditor of the Company.

EXPLANATORY MEMORANDUM

Section 327B of the Corporations Act requires that the Company appoint an auditor following the resignation of Ernst & Young as the Company’s auditor.

Deloitte Touche Tohmatsu hold the position of auditor for the Company’s subsidiaries pSiMedica Limited and pSiOncology Pte Ltd and their appointment as auditor for the pSivida group will align and simplify the audit process.

Deloitte Touche Tohmatsu have been nominated by a member of the Company to fill the office of auditor, and a copy of this nomination appears as Annexure 4 to this Explanatory Memorandum. Deloitte Touche Tohmatsu have consented to their appointment as auditor.

11.	Directors Retiring by Rotation

Under rule 3.6 of the Company’s constitution one third of directors (or if that is not a whole number, the whole number nearest to one third) must retire from office at each Annual General Meeting, and are eligible for re-election. This requirement excludes the managing director, and any directors who are required to retire under rule 3.3.

Rule 3.7 states that directors who retire under rule 3.6 are those who have held office longest since last being elected or appointed.

This requires that Dr Roger Aston must retire from office at the 2005 Annual General Meeting. Dr Aston will not be seeking re-election as a director, and accordingly no resolution for his re-election has been proposed.

The Board wishes to express its sincere thanks to Dr Aston, a founding director of the Company, for his significant achievements and contributions to the growth and continued success of the Company since its listing in December 2000.

Dr Aston will stay on with the Company in a consultancy capacity and it is anticipated that he will form a new Australian based company which is currently proposed to enter into a commercial licence over a part of the BioSilicon™ platform, whilst the group continues to increase its presence in the UK and the US.

12.	Resolution 10 - Re-Election of Dr David Mazzo as a Director of the Company

Resolution 10 seeks approval for the re-election of Dr David Mazzo BA (Hons), BSc (Hons), MSc, PhD as a director of the Company with effect from the end of the Annual General Meeting. The Board appointed Dr Mazzo as a director of the Company on 25 July 2005.

Under rule 3.3 of the Company’s constitution, the Board may appoint a person to be a director of the Company at any time except during a general meeting. Any director so appointed automatically retires at the next Annual General Meeting and is eligible for re-election at that meeting.

EXPLANATORY MEMORANDUM

Dr Mazzo is President and CEO of Chugai Pharma USA, and brings his significant business development experience and pharmaceutical network to the Board. Chugai Pharma USA is part of the Roche group of companies and is a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company.

Dr Mazzo is recognised for his strong scientific and regulatory expertise with broad technical and managerial experience gained from working in a variety of multicultural and multilingual environments in the USA, Europe and Asia.

Dr Mazzo holds a Bachelor of Arts with Honours (Interdisciplinary Humanities) and a Bachelor of Science with Honours in Chemistry from Villanova University, and a Master of Science in Chemistry and a PhD in Analytical Chemistry from the University of Massachusetts. He complemented his American education as a Research Fellow at the école Polytechnique Fédérale de Lausanne, Switzerland.

Dr Mazzo has published often and is frequently invited to present at international pharmaceutical conferences. He served as a member of the Nasal Drugs Products subcommittee of the FDA Advisory Committee for Pharmaceutical Science and presently serves as an advisor to a number of academic and investment organisations.

The appointment of Dr Mazzo further assists pSivida’s strategy to increase its visibility in the US pharmaceutical and capital markets.

13.	Resolution 11 - Re-Election of Mr Michael Rogers as a Director of the Company

Resolution 11 seeks approval for the re-election of Mr Michael Rogers BA, MBA as a director of the Company with effect from the end of the Annual General Meeting. The Board appointed Mr Rogers as a director of the Company on 27 July 2005.

Under rule 3.3 of the Company’s constitution, the Board may appoint a person to be a director of the Company at any time except during a general meeting. Any director so appointed automatically retires at the next Annual General Meeting and is eligible for re-election at that meeting.

Mr Rogers is Executive Vice President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated, a biopharmaceutical company based in Lexington, Massachusetts, USA.

Mr Rogers received an MBA from the Darden School of Business, University of Virginia and a BA, Political Science from Union College, and brings significant financing, acquisition, investment banking and partnering experience relating to pharmaceutical and biotechnology companies to the pSivida Board. He will chair the Audit Committee and is the designated “financial expert” on the Board.

Mr Rogers was previously Executive Vice President, Chief Financial Officer and Corporate Development Officer at Advanced Health Corporation and Vice President, Chief Financial Officer and Treasurer of AutoImmune, Inc. Mr Rogers has also served as Vice President, Investment Banking, at Lehman Brothers, Inc and as Vice President, Investment Banking Division, at PaineWebber, Inc.

EXPLANATORY MEMORANDUM

The appointment of Mr Rogers further assists pSivida’s strategy to increase its visibility in the US pharmaceutical and capital markets.

14.	Resolution 12 - New Issue of Options to New Directors under the Company’s Employee Share Option Plan

Resolution 12 seeks approval for the issue of 400,000 Options to the following new directors or their nominees under the Company’s ESOP.

Director	Number of Options
Dr David Mazzo	200,000
Mr Michael Rogers	200,000

The Options are being issued to assist the Company to attract and keep new directors of the calibre of Dr Mazzo and Mr Rogers. Whilst it is acknowledged that the granting of Options to non-executive directors may not be appropriate for all companies, the Board considers the grant to be reasonable in the circumstances, given the Company's size and stage of development and the necessity to attract the highest calibre of professionals to the role, whilst maintaining the Company's cash reserves.

The Options will be issued for no consideration, with an exercise price representing a 10% premium to the 10 day weighted average Share price prior to the date of the Notice of Meeting. The Options may be exercised until 30 September 2010. The Options will vest 12 months after their date of issue.

The Options will be issued shortly after the Meeting.

A summary of the general terms and conditions of the Options is set out in Annexure 3 to this Explanatory Memorandum.

As the Options are being issued for no cash consideration, no funds will be raised from the issue. If the Options are exercised, the proceeds from the exercise will be used to augment the Company's working capital.

Listing Rule 10.14 requires that the Company seek shareholder approval for the issue of Options to directors under the ESOP.

15.	Resolution 13 - Remuneration Report

Pursuant to section 250R(2) of the Corporations Act 2001, a resolution adopting the Remuneration Report contained within the Directors’ Report must be put to the vote.

Shareholders are advised that pursuant to section 250R(3) of the Corporations Act, this resolution is advisory only and does not bind the directors or the Company.

EXPLANATORY MEMORANDUM

The Remuneration Report is set out within the Directors’ Report of the Company’s 2005 Annual Report. The Remuneration Report:

•	explains the Board’s policy for determining the nature and amount of remuneration of directors and senior executives of the Company;
•	sets out remuneration details for each director, the most highly remunerated Company executive and the five most highly remunerated group executives of pSivida Limited;
•	details and explains any performance conditions applicable to the remuneration of executive directors and senior executives of the Company; and
•	provides an explanation of share based compensation payments for each director and senior executive of the Company.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the Meeting.

16.	pSivida Capital Structure and Directors’ Interests

16.1	Existing capital structure

The issued capital of the Company as at the date of this Explanatory Memorandum comprises:

Shares
225,962,166 Shares

Options
Number		Expiry date	Exercise price
4,375,000	unlisted Options	31 December 2007	$0.61
2,050,000	unlisted Options	5 August 2008	$1.09
9,054,713	unlisted Options	5 August 2009	$1.18
200,000	unlisted Options	22 April 2010	$1.02
115,000	unlisted Options	31 December 2008	$0.80
3,177,000	unlisted Options	31 March 2010	$0.80
1,330,000	unlisted Options*	9 September 2008	US$1.25
20,301,713	unlisted Options

*	Represented by 133,000 unlisted Warrants, exercisable at US$12.50.

16.2	Proposed capital structure

The issued capital of the Company immediately following the issue of Shares and Options pursuant to Resolutions 1, 2, 4, 7, 8 and 12 (subject to the passing of those Resolutions) will comprise *:

Shares
Existing Shares	225,962,166
Shares issued pursuant to Resolution 1	160,000,000
Shares issued pursuant to Resolution 2 **	947,883
386,910,049

Options
Existing Options	20,301,713
Options issued pursuant to Resolution 1	1,761,760
Options issued pursuant to Resolution 4	1,175,000
Options issued pursuant to Resolution 7	6,338,030
Options issued pursuant to Resolution 8	900,000
Options issued pursuant to Resolution 12	400,000
Total	30,876,503
*	Assumes no existing Options are exercised
**	Assumes a fair market value of US$6.50 per ADS

EXPLANATORY MEMORANDUM

16.3	Existing directors’ interests

The directors’ interests in the issued capital of the Company as at the date of the Notice of Meeting are:

Director	Shares	Options
Dr Roger Brimblecombe	445,067	949,111
Mr Gavin Rezos	11,319,282	3,971,030
Dr Roger Aston	7,093,586	1,549,111
Mr Stephen Lake	-	242,061
Ms Alison Ledger	1,900,000	200,000
Dr David Mazzo	-	-
Mr Michael Rogers	-	-

16.4	Proposed directors’ interests

The directors interests in the issued capital of the Company immediately following the issue of Shares and Options pursuant to Resolutions 4, 8 and 12 (subject to the passing of those Resolutions) will comprise *:

Director	Shares	Options
Dr Roger Brimblecombe	445,067	1,324,111
Mr Gavin Rezos	11,319,282	5,171,030
Dr Roger Aston	7,093,586	1,549,111
Mr Stephen Lake	-	242,061
Ms Alison Ledger	1,900,000	200,000
Dr David Mazzo	-	200,000
Mr Michael Rogers	-	200,000
Dr Paul Ashton	**19,360,000	***1,399,360
*	Assumes no existing Options are exercised
**
Includes 19,360,000 fully paid ordinary shares represented by 1,936,000 ADRs pursuant to Resolution 1. Does not include fully paid ordinary shares to be issued in the form of ADSs pursuant to Resolution 2.

***	Includes 899,360 options represented by 89,936 Warrants over ADSs

17.	Board Recommendations

Subject to the qualifications below, the Board recommends that shareholders vote in favour of each of the resolutions at the Meeting.

EXPLANATORY MEMORANDUM

Due to their interests in Resolution 4, Dr Roger Brimblecombe and Mr Gavin Rezos make no recommendation in relation to that Resolution.

Due to their interests in Resolution 8, Dr Roger Brimblecombe and Mr Gavin Rezos make no recommendation in relation to that Resolution.

Due to their interests in Resolution 12, Dr David Mazzo and Mr Michael Rogers make no recommendation in relation to that Resolution.

18.	Undirected Proxies

The Chairman of the meeting intends to use any undirected proxies held by him to vote in favour of each of the resolutions at the meeting.

19.	Definitions

ADS means American Depositary Share, equivalent to 10 fully paid ordinary Shares in the Company.

ASX means Australian Stock Exchange Limited.

Board means the board of directors of the Company.

Company means pSivida Limited, ABN 78 009 232 026.

ESOP means the pSivida Limited Employee Share Option Plan.

Listing Rules means the Listing Rules of ASX.

Meeting means the meeting of the Company the subject of the Notice of Meeting and this Explanatory Memorandum.

Options means options to subscribe for Shares.

Placing Agents means Axiom Capital Management, Inc and Hunting Party Securities Ltd.

Shares means fully paid ordinary shares in the Company.

Warrants means options to subscribe for ADSs.

ANNEXURE 1

WARRANTS ISSUED UNDER PIPE
TERMS AND CONDITIONS

1.
Each Warrant entitles the holder to subscribe for 10 ordinary shares of the Company (represented by one American Depositary Share (ADS)) at a price of US$1.25 per share (representing US$12.50 per ADS), on or before 9 September 2008.

2.	Any Warrants not exercised before 5pm (New York Time) on 9 September 2008 will automatically lapse.

3.	The Warrants are exercisable by notice in writing to the Company accompanied by payment of the exercise price.

4.	All Shares issued on the exercise of the Warrants will rank equally in all respects with the Company's then existing fully paid ordinary Shares.

5.
The Warrants are transferable. The Company does not intend to apply for quotation of the Warrants on ASX or NASDAQ. The Company must apply to ASX within 10 business days after the date of issue for all Shares issued pursuant to the exercise of Warrants to be admitted to quotation.

6.
Holders may only participate in new issues of securities to holders of ordinary shares in the Company if a Warrant has been exercised and shares issued in respect of the Warrant before the record date for determining entitlements to the issue. The Company must give at least 7 business days' notice to holders of any new issue before the record date for determining entitlements to that issue in accordance with the Listing Rules.

7.
There will be no change to the exercise price of a Warrant or the number of ordinary shares (or ADSs) over which a Warrant is exercisable in the event of the Company making a pro rata issue of shares or other securities to the holders of ordinary shares in the Company (other than a bonus issue).

8.
If there is a bonus issue (Bonus Issue) to the holders of ordinary shares in the Company, the number of ordinary shares (or ADSs) over which a Warrant is exercisable will be increased by the number of shares (or ADSs) which the holder would have received if the Warrant had been exercised before the record date for the bonus issue (Bonus Shares). The Bonus Shares must be paid up by the Company out of the profits or reserves (as the case may be) in the same manner as was applied in the Bonus Issue and upon issue rank equally in all respects with the other shares of that class on issue at the date of issue of the Bonus Shares.

9.
If, prior to the expiry of any Warrants, there is a reorganisation of the issued capital of the Company, Warrants are to be treated in the manner set out in the Listing Rules applying to reorganisations of capital at that time.

ANNEXURE 1

10.
The Company shall use reasonable efforts to promptly prepare and file a registration statement on an appropriate form covering the sale by all holders of the Warrants and cause that registration statement to become effective as soon as commercially reasonable, but no later than 180 days from the date of the Agreement. In addition, the Company shall use reasonable efforts to keep the Registration Statement effective for up to 2 years from the date of the Agreement.

ANNEXURE 2

WARRANTS TO PLACING AGENTS
TERMS AND CONDITIONS

1.
Each Warrant entitles the holder to subscribe for 10 ordinary shares of the Company (represented by one American Depositary Share (ADS)) at a price of US$1.25 per share (representing US$12.50 per ADS), on or before 9 September 2008.

2.	Any Warrants not exercised before 5pm (New York Time) on 9 September 2008 will automatically lapse.

3.	The Warrants are exercisable by notice in writing to the Company accompanied by payment of the exercise price.

4.	All Shares issued on the exercise of the Warrants will rank equally in all respects with the Company's then existing fully paid ordinary Shares.

5.
The Warrants are transferable. The Company does not intend to apply for quotation of the Warrants on ASX or NASDAQ. The Company must apply to ASX within 10 business days after the date of issue for all Shares issued pursuant to the exercise of Warrants to be admitted to quotation.

6.
Holders may only participate in new issues of securities to holders of ordinary shares in the Company if a Warrant has been exercised and shares issued in respect of the Warrant before the record date for determining entitlements to the issue. The Company must give at least 7 business days' notice to holders of any new issue before the record date for determining entitlements to that issue in accordance with the Listing Rules.

7.
There will be no change to the exercise price of a Warrant or the number of ordinary shares (or ADSs) over which a Warrant is exercisable in the event of the Company making a pro rata issue of shares or other securities to the holders of ordinary shares in the Company (other than a bonus issue).

8.
If there is a bonus issue (Bonus Issue) to the holders of ordinary shares in the Company, the number of ordinary shares (or ADSs) over which a Warrant is exercisable will be increased by the number of shares (or ADSs) which the holder would have received if the Warrant had been exercised before the record date for the bonus issue (Bonus Shares). The Bonus Shares must be paid up by the Company out of the profits or reserves (as the case may be) in the same manner as was applied in the Bonus Issue and upon issue rank equally in all respects with the other shares of that class on issue at the date of issue of the Bonus Shares.

9.
If, prior to the expiry of any Warrants, there is a reorganisation of the issued capital of the Company, Warrants are to be treated in the manner set out in the Listing Rules applying to reorganisations of capital at that time.

ANNEXURE 3

SUMMARY OF TERMS AND CONDITIONS OF ESOP OPTIONS

1.	The Options are exercisable by notice in writing to the Company accompanied by payment of the exercise price.

2.	All Shares issued on the exercise of the Options will rank equally in all respects with the Company's then existing fully paid ordinary Shares.

3.
The Options are not transferable, and will not be quoted on ASX. If the Company's ordinary Shares have been admitted to quotation by ASX, the Company must apply to ASX within 10 business days after the date of issue for all Shares issued pursuant to the exercise of Options to be admitted to quotation.

4.
Holders may only participate in new issues of securities to holders of ordinary Shares in the Company if an Option has been exercised and Shares issued in respect of the Option before the record date for determining entitlements to the issue. The Company must give at least 9 business days' notice to holders of any new issue before the record date for determining entitlements to that issue in accordance with the Listing Rules.

5.
If, after the vesting period and before the end of the Option period the Company gives holders of Shares the right (pro rata with existing shareholdings) to subscribe for additional securities and the Option is not exercised in time to enable the holder to obtain the Share issued on exercise of the Option with the right to subscribe for additional securities, the exercise price of an Option after the issue of those securities is adjusted in accordance with the formula set out below.

O1 = O - E [P - (S + D)]
                        N + 1

Where:

O1 =	The new exercise price of the Option.
O =	The old exercise price of the Option.
E =	The number of Shares into which an Option is exercisable.
P =
The average closing price (excluding special crossings, overnight sales and exchange traded option exercises) on the Stock Exchange Automated Trading System provided for the trading of securities on ASX of Shares (weighted by reference to volume) during the 5 trading days before the ex rights date or ex entitlements date.

S =	The subscription price for one security under the renounceable rights or entitlements issue.
D =	The dividend due but not yet paid on existing Shares (except those to be issued under the renounceable rights issue or entitlements issue).
N =	Number of Shares with rights or entitlements required to be held to receive a right to one new security.

However, if O1 under this formula is less than the Minimum Price (under the Listing Rules), the new exercise price of the Option is to be equal to the Minimum Price (under the Listing Rules).

ANNEXURE 3

6.
If there is a bonus issue (Bonus Issue) to the holders of ordinary Shares in the Company, the number of Shares over which an Option is exercisable will be increased by the number of Shares which the holder would have received if the Option had been exercised before the record date for the bonus issue (Bonus Shares).

7.
If, prior to the expiry of any Options, there is a reorganisation of the issued capital of the Company, Options are to be treated in the manner set out in the Listing Rules applying to reorganisations of capital at that time.

ANNEXURE 4

CRAIG S. BOTTOMLEY

The Directors pSivida Limited
Level 12, BGC Centre
28 The Esplanade
PERTH W A 6000

October 3rd.2005

Dear Sirs,

In regard to the change of auditors I as a shareholder in the Company wish to nominate Deloitte Touche Tohmatsu as auditors.

Yours faithfully

Craig S Bottomley

ANNEXURE 5

SUMMARY OF THE TERMS OF ISSUE OF THE SUBORDINATED CONVERTIBLE NOTES

Conversion Price

•	The issue price (Conversion Price) of the Shares to be issued on conversion of the Notes is US$0.71 per Share (or US$7.10 per ADS).

•
However, the Conversion Price is to be reduced on a pro rata basis if the Company issues any Shares for an issue price which is less than US$0.71 per share (a Dilutative Issue). For this purpose, certain issues of shares (Permitted Issues) are to be ignored, such as an issue under an employee benefit plan, on conversion of any convertible securities on issue on the date of the Note, pursuant to a merger or business or asset acquisition, or under a firm commitment underwritten offering which will raise more than US$25 million.

•
Under the Securities Purchase Agreement, the Company has agreed not to undertake any Dilutative Issue if the effect of the issue would be that the number of Shares which the Company would be required to issue on conversion of all remaining Notes and exercise of all remaining Warrants is greater than the maximum number of Shares which the Company is permitted at that time to issue under the Listing Rules of ASX (including the 15% limit in Listing Rule 7.1). The Company has also agreed, while any Notes or Warrants are on issue, not to issue any options or other securities convertible or exchangeable into Shares if the exercise, conversion or exchange price is less than the Conversion Price in respect of the Notes at that time.

•
In addition, if the Conversion Price is less than one tenth of 108% of the volume weighted average price at which the ADSs trade on NASDAQ on the 10 trading days before the 6 month anniversary of the Note, the Conversion Price is to be reduced to 108% of the volume weighted average price with effect from the date which is 7 months after the date of issue of the Notes.

Interest

•
Interest accrues on the Notes at the rate of 8.0% per annum and is to be paid quarterly in arrears. Interest is to be paid by the issue of Shares (represented by ADSs) to the holder or, at the option of the Company, all or part of the interest may be paid in cash. Where possible directors intend to make interest payments by the issue of stock.

•
If any interest on the Notes is to be satisfied by the issue of Shares, the issue price of such Shares will be one tenth of 85% of the volume weighted average price at which the ADSs trade on NASDAQ on the 10 trading days before the day on which the interest is due to be paid. Accordingly, the number of Shares to be issued by way of interest on the Notes will be the number (rounded up to a multiple of 10 Shares) produced by dividing the amount of the interest by that issue price.

ANNEXURE 5

•
There is a cap of the amount of interest which may be satisfied by the issue of Shares on any interest payment date. That cap is essentially 15% of total value of ADSs traded on NASDAQ on the 20 trading days immediately before the day on which the interest is due to be paid. Any interest in excess of that cap must be paid in cash.

•
During any period that there is an Event of Default in respect of the Company which has not been cured, interest accrues on the Notes at the rate of 10.0% per annum. Events of default include the Company’s failure to deliver converted ADSs within a period of 12 business days, suspension from trading for more than 5 business days or 10 business days within a 12 month period, a failure to have the Registration Statement declared effective by the US Securities and Exchange Commission, a failure to pay interest and other customary events such as bankruptcy.

Redemption of the Notes

•	Any Notes not converted by the third anniversary of their issue must be redeemed. On redemption the Company must repay the face value of the Note plus any accrued but unpaid interest on the Note.

Early redemption of the Notes at the option of the holder

•
If one tenth of the volume weighted average price at which ADSs trade on NASDAQ over the 10 trading days immediately before the 12 month, 18 month and 24 month anniversary of the Note is less than the Conversion Price on that date, a holder of Notes may require the Company to redeem up to one third of their Notes by delivering a notice to the Company within 10 business days of that date.

•	If a change of control occurs in relation to the Company, the holder of any Notes may require their Notes to be redeemed.

Early redemption of the Notes at the option of the Company

•
If at any time after 60 days following the effectiveness of the registration statement, the daily volume weighted average price at which ADSs trade on NASDAQ is more than 20 times the Conversion Price (expressed on a per share basis, or 2 times the conversion price expressed on a per ADS basis) on 20 days out of 25 consecutive days, the Company has the right to redeem all or some of the Notes.

Right to participate in other issues by the Company

•	A holder of Notes has the right to participate in any pro rata issue of securities by the Company as if the holder had converted their Notes immediately before the record date for the issue.

Right to participate in non-cash distributions by the Company

•
The holder of a Note is entitled to participate in any dividends paid (other than cash dividends) and distributions made by the Company to the holders of Shares or ADSs as if the holder had converted their Notes into Shares on the record date for such distribution.

ANNEXURE 5

Subordination

•
The Company's obligation to pay any amount in respect of the Notes on a winding up of the Company is subordinated to the payment of all indebtedness of the Company and its subsidiaries under any credit facility with a financial institution, subject to certain limits on the amount of such indebtedness.

Cash test

•	So long as any Notes are on issue, the Company must maintain a net cash balance equal to 30% of the remaining unamortised principal amount of the Notes on issue.

ANNEXURE 6

OPTIONS OVER ADSs

Name	Plan	Expiry Date	Exercise Price (US $)	Number (ADSs)
Ashton, Paul	1997 1997 2001	18 September 2007 25 August 2009 14 May 2009	$1.7756 $2.2727 $0.0028	52,800 35,200 1,936 89,936
Crane, Alan L	1997 2001 2001 2001 2001	12 November 2009 9 July 2006 15 April 2008 19 April 2007 14 May 2009	$3.4091 $32.2159 $29.9148 $29.9148 $0.0028	35,200 1,936 1,936 1,936 1,936 42,944
Currie, James L	2001	14 May 2009	$0.0028	1,936 1,936
Karol, William S	2001 2001 2001 2001	12 June 2006 9 July 2006 19 April 2007 15 April 2008	$32.2159 $32.2159 $29.9148 $29.9148	7,040 1,936 1,936 1,936 12,848
Pearson, Andrew	1997	18 September 2007	$1.7756	17,600 17,600
Potter, Douglas R	2001 2001 2001	31 October 2007 15 April 2008 14 May 2009	$29.9148 $29.9148 $0.0028	7,040 1,936 1,936 10,912

Summary of Terms of Options granted under 1997 Plan

1.	Awards are exercisable by notice in writing to CDS accompanied by payment of the exercise price.

2.	Awards generally are not transferable other than by will or by the laws of descent and distribution.

3.
In the event of a consolidation or merger in which CDS is not the surviving corporation, or the acquisition of substantially all CDS’s outstanding common stock by a single person or group, or the sale of substantially all of CDS’s assets, all outstanding awards shall terminate, provided that the awards shall become exercisable immediately prior to such transaction unless the Board arranges for the surviving corporation to assume the awards or grant replacement awards.

ANNEXURE 6

4.
The Board may adjust the number and kind of shares subject to awards, the exercise price of such awards, the number of shares deliverable under the plan and other relevant provisions in the event of a stock dividend, stock split or combination, recapitalization or other change in CDS’s capital stock. The Board may also adjust the number of shares subject to outstanding awards, and the exercise price and terms thereof to take into consideration material changes in accounting practices, extraordinary dividends, consolidations or mergers (other than as addressed above) and other acquisitions of stock or property or other events with respect to which the Board determines an adjustment is appropriate to avoid distortion in the operation of the plan.

5.	The Board has the authority to interpret and amend the rules of the Plan.

Pursuant to the Merger Agreement referred to in paragraph 2.1 above, the terms and conditions of the Options will be varied if necessary to comply with law or the ASX Listing Rules.

Summary of Terms of Options granted under 2001 Plan

1.	Awards requiring exercise are exercisable by notice in writing to CDS accompanied by payment of the exercise price.

2.	Awards generally are not transferable other than by will or by the laws of descent and distribution.

3.
Immediately prior to the acquisition of a majority of the voting securities of CDS, a reorganization, merger or consolidation of CDS where there is a change in the beneficial ownership of a majority of the voting securities of CDS, the sale of substantially all the assets of CDS or the dissolution or liquidation of CDS, all outstanding awards shall vest and, if applicable, become exercisable, and all performance criteria or other conditions to awards shall be deemed satisfied. CDS shall provide adequate notice for exercise, if applicable, and upon consummation of the transaction all awards then outstanding and requiring exercise or delivery shall terminate unless assumed by the surviving entity or its affiliate.

4.
The Board may adjust the number and kind of shares subject to awards, the exercise price of such awards, the number of shares deliverable under the plan and other relevant provisions of affected awards in the event of a stock dividend, stock split or combination, recapitalization or other change in CDS’s capital structure. The Board also may adjust the number and kind of shares subject to awards, the exercise price of such awards and other relevant provisions of affected awards to take into account distributions to common stockholders (other than as described above or other events with respect to which the Board determines an adjustment is appropriate to avoid distortion in the operation of the plan and preserve the value of awards.

ANNEXURE 6

5.	The Board has the authority to interpret and amend the rules of the Plan.

Pursuant to the Merger Agreement referred to in paragraph 2.1 above, the terms and conditions of the Options will be varied if necessary to comply with law or the ASX Listing Rules.

ANNEXURE 7

COMPANY'S RELEVANT INTEREST IN ITS OWN SHARES

A Current relevant interest[1]	B Maximum relevant interest further to CDS acquisition[2]	C Maximum relevant interest further to CDS acquisition and conversion/exercise of Notes and Warrants[3]
2.9%	43.6%	47.3%

1.	Shares underlying the ADSs referred to in Resolution 5 (excludes Warrants).

2.
Shares underlying the ADSs referred to in Resolution 5, Shares underlying the ADSs and Options referred to in Resolution 1 and Shares underlying the ADSs underlying the Warrants referred to in Resolutions 5 and 6.

3.
Shares underlying ADSs referred to in Resolution 5, Shares underlying the ADSs and Options referred to in Resolution 1, Shares underlying the Notes referred to in Resolution 7 and the Shares underlying the ADSs underlying the Warrants referred to in Resolutions 5, 6 and 7.

PSIVIDA LIMITED
ABN 78 009 232 026

PROXY FORM

Name and address of member or joint members
____________________________________________________
____________________________________________________
____________________________________________________

Appointment of proxy
I/We, being a member/s of pSivida Limited and entitled to attend and vote, appoint	Name of proxy (please print)

Or failing that person or, if no person is named, the Chairman of the meeting to attend, act generally and vote as directed below, or, if no directions are given, as the proxy or the Chairman sees fit, at the Annual General Meeting of the Company to be held on Tuesday, 15 November 2005 at 10 am (Eastern Daylight Saving Time) and at any adjournment.

Appointing a second proxy
If appointing a second proxy, state the percentage of your voting rights applicable to the proxy appointed by this form.	%

Voting directions to your proxy - please mark x to indicate your directions

Business

Ordinary Resolutions		For	Against	Abstain*

1	Approval of Issue of Shares and Options under Merger Agreement.	☐	☐	☐

2	Approval of Issue of Shares to Control Delivery Systems, Inc Directors and Staff under Retention Agreements.	☐	☐	☐

3	Election of Dr Paul Ashton as a Director of the Company.	☐	☐	☐

4	Approval of Issue of Options on Acquisition of Control Delivery Systems, Inc to Company Directors under the Company’s ESOP.	☐	☐	☐

5	Ratification of Previous Issue of Shares and Warrants.	☐	☐	☐

6	Ratification of Previous Issue of Warrants to Placing Agents.	☐	☐	☐

7	Approval of Issue of US$15,000,000 in Subordinated Convertible Notes and Warrants in respect of 633,803 American Depositary Shares.	☐	☐	☐

Ordinary Resolutions		For	Against	Abstain*

8	Approval of Issue of Options to Company Directors under the Company’s ESOP.	☐	☐	☐

9	Appointment of Auditor.	☐	☐	☐

10	Re-Election of Dr David Mazzo as a Director of the Company.	☐	☐	☐

11	Re-Election of Mr Michael Rogers as a Director of the Company.	☐	☐	☐

12	New Issue of Options to New Directors under the Company’s ESOP.	☐	☐	☐

13	Remuneration Report.	☐	☐	☐
*	If you mark the Abstain box for a particular item of business, you are directing your proxy not to vote on that item on a show of hands or on a poll and your shares will not be counted in computing the required majority on a poll.

If you appoint the Chairman of the meeting as your proxy, and you do not direct him how to vote on any of the items, the Chairman will vote in favour of the relevant item.

If you appoint the Chairman of the meeting as your proxy and you do not wish to direct the Chairman how to vote in relation to any item, please mark x in this box.	☐

By marking this box, you acknowledge that the Chairman may vote as your proxy even if he has an interest in the outcome of the relevant item and votes cast by him other than as a proxy will be disregarded because of that interest.

If you do not direct the Chairman how to vote and do not place a mark in this box any votes cast by the Chairman as your proxy in relation to the relevant item will, where any voting exclusion applies to the resolution, be disregarded.

Signatures of individual member, joint individual member, attorney or company member

Member, Attorney or Joint Member

Sole director and sole company secretary	Director	Director/Company secretary (delete one)
/ /
Contact name	Contact daytime telephone	Date

Instructions for completion of Proxy Form

Your name and address

This is your name and address as it appears on the register of members of the Company. If this information is incorrect, please make the correction on the Proxy Form. Members sponsored by a broker should advise their broker of any changes. Please note that you cannot change ownership of your shares using this Proxy Form.

Appointment of proxy

If you are entitled to vote at the meeting, you have a right to appoint a proxy and should use this Proxy Form. The proxy need not be a member of the Company.

If you wish to appoint someone other than the Chairman of the meeting as your proxy, please write the name of that person in the appropriate box. Members cannot appoint themselves. If you leave the box blank, or your named proxy does not attend the meeting, the Chairman of the meeting will be your proxy and vote on your behalf.

Your proxy's authority to speak and vote for you at the meeting is suspended if you are present at the meeting.

Voting directions to your proxy

You may direct your proxy how to vote by marking x in 1 of the 3 boxes opposite each item of business. All your votes will be cast in accordance with your direction, unless you indicate only a portion of votes are to be cast on any item by inserting the percentage of your voting rights applicable to the proxy appointed by this Proxy Form in the appropriate box. If you do not mark any of the boxes relating to the items of business, your proxy will vote as he or she chooses. If you mark more than 1 box relating to the same item of business any vote by your proxy on that item will be invalid.

Appointing a second proxy

If you are entitled to cast 2 or more votes you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry, Computershare Investor Services Pty Limited (Computershare +61 8 9323 2000), or the Company or you may copy this form. Both Proxy Forms should be lodged together.

If you appoint 2 proxies and the appointment does not specify the proportion or number of your votes each proxy may exercise, each proxy may exercise half of the votes (ignoring fractions).

If you appoint 2 proxies, neither proxy will have a right to vote on a show of hands.

If you appoint another member as your proxy, that person will have only 1 vote on a show of hands and does not have to vote on a show of hands in accordance with any direction by you.

Signing instructions

This Proxy Form must be signed and dated by the member or the member's attorney. Any joint member may sign.

If this form is signed by an attorney and you have not previously lodged the power of attorney with Computershare or the Company for notation, please attach a certified copy of the power of attorney to this form when you return it.

If the member is a company that has a sole director or a sole director who is also the sole company secretary, this form must be signed by that person. Otherwise, this form must be signed by 2 directors or 1 director and a company secretary. Please indicate the office held by signing in the appropriate place.

Lodgement of Proxy Form

Proxy Forms and the original or a certified copy of the power of attorney (if the Proxy Form is signed by an attorney) must be received not later than 48 hours before the time of the meeting (ie before 10 am (Eastern Daylight Saving Time) on Sunday, 13 November 2005, and may be lodged:

by post, delivery or fax to the Company

Company Secretary
pSivida Limited
Level 12, BGC Centre
28 The Esplanade
Perth Western Australia 6000
Australia
Fax: 61 8 9226 5499

Documents received after 10 am (Eastern Daylight Saving Time) on Sunday, 13 November 2005 will not be valid for the purposes of the meeting.

Privacy

Chapter 2C of the Corporations Act 2001 (Cth) requires information about you (including your name, address and details of the shares you hold) to be included in the Company's public register of members. This information must continue to be included in the public register if you cease to hold shares. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000 (Cth). Information is collected to administer your shareholding which may not be possible if some or all of the information is not collected. Your information is collected by Computershare on behalf of the Company.